CLiCS, LLC Membership Admission Agreement

This admission agreement (Agreement) is made and entered into on, by and among CLiCS, LLC, a Delaware Limited Liability Company ("Company"); and ____ ______________________("New Member").

WHEREAS; The members of the Company as of the date of this Agreement and their respective membership interests and shares in the Company are set forth in Exhibit A.

WHEREAS; Company and the Current Members desire to admit New Member as a member of the Company; and New Member desires to acquire a membership interest in the Company and to be admitted as a member of the Company, in accordance with the terms and conditions of this Agreement.

NOW THEREFOR; In consideration of the mutual covenants, promises, and agreements in this Agreement and for other valuable consideration, the parties agree as follows:

1. Admission as a Member. The Company and the Current Members agree that on New Member's execution of this Agreement, the Company shall issue the New Member Membership Interest (as defined below) to New Member and New Member shall be admitted as a full member of the Company. New Member shall be issued a _____ membership interest in the Company, represented by _______ Class D1 Preferred units of the Company (New Member Membership Interest).

3. New Member's Agreement to Be Bound by the Operating Agreement. A copy of the Company's Operating Agreement (Operating Agreement) that is currently in full force and effect is attached by reference as Exhibit A of the Subscription Agreement. New Member acknowledges to and with the Company and the Current Members that New Member:

a. has been provided with a copy of the Operating Agreement;
b. has been given an adequate amount of time to review the Operating Agreement;
c. has read the Operating Agreement and understands it and all of its terms and conditions;
d. has been advised and been given the opportunity to seek expert legal, tax, and accounting advice with respect to the Operating Agreement and being a Member of the Company;
e. knowingly and voluntarily executes this Agreement; and
f. agrees to be a Member of the Company and be bound by all the terms and conditions of the Operating Agreement.

4. New Member's Financial Acknowledgments. New Member further acknowledges and agrees to and with the Company and the Current Members the following:

a. New Member has knowledge and experience in financial, tax, and business matters to enable New Member to evaluate the merits and risks of the investment in the Company and to make an informed decision about the acquisition of a membership interest in the Company. New Member understands that New Member's investment in the Company involves risk, and New Member understands all of the associated risks.

b. New Member (i) is an "accredited investor" within the meaning of Rule 501 of Regulation D of the Securities Act of 1933; (ii) has adequate means of providing for New Member's current needs and

personal contingencies; (iii) has no need for liquidity in this investment; (iv) is able to bear the substantial economic risk of an investment in the Company for an indefinite period; and (y) can afford the loss of the investment.

c. New Member has been advised and given the opportunity to seek expert legal, tax, and accounting advice in connection with New Member's investment in the Company.

d. All financial statements, documents, records, and books pertaining to the Company have been made available to New Member for inspection by New Member and New Member's representatives. New Member and New Member's representatives have had the opportunity to ask questions to, and receive answers from, the Company or a representative of the Company concerning New Member's investment in the Company; and all such questions have been answered to New Member's full satisfaction. No oral representations have been made or oral information furnished to New Member or New Member's representatives in connection with New Member's investment in the Company.

e. The terms of this Agreement have been negotiated by New Member, and this Agreement fully and properly reflects the agreement of the parties.

f. New Member understands that New Member's membership interest has not been nor will be registered under federal or under any applicable state securities law, in reliance on available exemptions from registration. New Member understands that New Member's membership interest may not be sold, transferred, assigned, encumbered, pledged, conveyed, or otherwise disposed of unless (i) it is registered or an exemption from registration is available under federal and any state securities law and (ii) the restrictions and provisions of the Operating Agreement are strictly complied with.

5. Severability. If any of the provisions of this Agreement or its application to any party under any circumstances is adjudicated to be invalid or unenforceable, the invalidity or unenforceability shall not affect any other provision of this Agreement or its application.

6. Entire Agreement. This Agreement, including the Operating Agreement, constitutes the entire agreement between the parties with respect to its subject matter and supersedes any and all other previous or contemporaneous communications, representations, understandings, agreements, negotiations, and discussions, either oral or written, between the parties. The parties acknowledge and agree that there are no written or oral agreements, understandings, or representations, directly or indirectly related to this Agreement, that are not set forth in this Agreement.

7. Interpretation of the Agreement. Where appropriate in this Agreement, words used in the singular shall include the plural, and words used in the masculine shall include the feminine and the neuter. All headings that are used in this Agreement are for the convenience of the reader only and shall not be used to limit or construe any of its provisions.

8. Amendment of Agreement. This Agreement may be altered or amended in any of its provisions only by the mutual written agreement of the parties. The parties have executed this Agreement on the date listed on the first page of this Agreement.

CLICS, LLC

By: ___________________________________ Date: ____________

Name: Charles Brown

Operating Manager

New Member

By: ___________________________________ Date: ____________

Print Name: _______________________________

EXHIBIT A: CURRENT OWNERSHIP, CAPITAL ACCOUNTS AND AVAILABLE CLASS D SHARES PRIOR TO NEW MEMBER SHARE PURCHASE (As Fully Converted)

	Share Price	Shares	Capital	Ownership
Founder Shares				
Class A Common	$0.001	2,000,000	$ 200	45.79%
Options - Issued	$0.000	583,607	$ -	13.36%
Options - Unissued	$0.000	176,393	$ -	4.04%
Total Options		760,000		17.40%
Subtotal Common & Options		**2,760,000**	**$ 200**	**63.19%**
Investor Preferred Shares				
Class B	$0.40	250,000	$ 100,000	5.72%
Class C1	$1.09	687,500	$ 750,000	15.74%
Class C2	$2.16	670,172	$ 1,450,000	15.34%
Subtotal (Total Preferred)		**1,607,672**	**2,300,000**	**36.81%**
Total		**4,367,672**	**2,300,200**	**100.00%**

EXHIBIT B: OWNERSHIP AND CAPITAL ACCOUNTS UPON ADMISSION OF NEW MEMBERS

	Share Price	**Shares**	**Capital**	**Ownership**
Founder Shares				
Class A Common	$0.001	2,000,000	$ 200	34.75%
Options - Issued	$0.000	583,607	$ -	10.14%
Options - Unissued	$0.000	176,393	$ -	3.07%
Total Options		760,000		13.21%
Subtotal (Total Common & Options		**2,760,000**	**$ 200**	**47.96%**
Investor Preferred Shares				
Class B	$0.40	250,000	$ 100,000	4.34%
Class C1	$1.09	687,500	$ 750,000	11.95%
Class C2	$2.16	670,172	$ 1,450,000	11.64%
Class D1 (Notes)	$3.66	950,610	$ 3,489,824	16.52%
Class D1 Equity	$4.58	436,767	$ 2,000,000	7.59%
Subtotal (Total Preferred)		**2,995,049**	**7,789,824**	**52.04%**
Total		**5,755,049**	**7,790,024**	**100.00%**